

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2006

Mr. Lars Dahlgren
Chief Financial Officer
Swedish Match AB (publ)
Rosenlundsgatan 36
S-118 85 Stockholm, Sweden

> **Re: Swedish Match AB (publ)**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 26, 2006**
> **File No. 0-28038**

Dear Mr. Dahlgren:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 1. Accounting Principles, page F-8

(s) Employee benefits, page F-15

1.   With respect to the superannuation fund (PSF) referenced in your disclosure, we
        note your statements that "Since the company has not previously had sufficient
        information to report this as a defined benefit plan, it had been reported as a
        defined contribution plan. During the year, an analysis was completed enabling a
        reasonable estimate of Swedish Match's assets and liabilities in the
        superannuation fund. In the 2005 annual accounts, this plan is reported as a
        defined benefit plan." Please tell us what new information was obtained in 2005
        to allow you to determine that the PSF should be accounted for as a defined
        benefit plan and why that information was not previously available.

2.   Please clarify whether or not PSF is a multiple employer plan as contemplated by
        paragraph 71 of SFAS 87. Also, explain why you believed it was appropriate,
        under both US and Swedish GAAP, to account for this plan as a defined
        contribution plan in prior periods.

Note 21. Pensions and similar obligations, page F-34

3.   Please expand your disclosure to explain the facts and circumstances surrounding
        the change in accounting principle referenced in the changes in net liability table
        on page F-36.

Note 22. Provisions, page F-37

4.   For each class of provision, please add a brief description of the nature of the
        obligation and the expected timing of any resulting outflows of economic benefits
        and any other known information required to be disclosed under paragraph 85 of
        IAS 37 or otherwise advise where such disclosure in made within the filing.

Note 32. Comparison between financial reporting in accordance with Swedish GAAP and
IFRS, page F-46

5.   Please add disclosure to explain why all of the amounts shown for the
        Consolidated Balance Sheet at December 31, 2004 under Swedish GAAP do not
        agree with that previously reported in your Form 20-F filed on June 23, 2005. In
        this regard, we note that total assets reported under Swedish GAAP as of 12/31/04
        was reported as SEK 14,621 in your Form 20-F and the total amount shown on

page F-47 is SEK 14,709. We note similar differences for the Consolidated Income statement presented on page F-48.

6.   We note your statement on page F-49 that "In conjunction with the change of the accounting standard for pensions, it was decided to change the internal definition of operating capital." Please provide us with further details to help us better understand what you mean by this statement and expand your disclosure, as necessary, to avoid investor confusion.

7.   We note your statement on page F-49 that "In conjunction with the transition to IFRS, the definition of liquid funds was changed, and short term investments are now excluded from cash and bank balances." Please provide us with further details to help us better understand why you have excluded short term investments from cash and bank balances and expand your disclosure, as necessary, to avoid investor confusion.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief